EXHIBIT 99.1

For Immediate Release: NR 12-1

EXETER REPORTS POSITIVE PREFEASIBILITY STUDY FOR ITS CASPICHE GOLD DEPOSIT

Vancouver, B.C., January 17 2012 – Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce that the Prefeasibility Study for its Caspiche Project in northern Chile has returned a pre-tax Net Present Value (5% discount), calculated from the time of commencement of the project, of US$ 2,800 million and average operating costs of US$ 606 per ounce gold equivalent1. The gold production cost drops to US$ 18 per ounce when copper and silver by-product credits are considered. The study predicts an average annual production over the nineteen year mine life of 696,000 ounces gold, 244 million pounds of copper and 844,000 ounces silver. Overall copper recovery is 85.6% and gold recovery 67.6%. A National Instrument 43-101 compliant technical report covering the Prefeasibility Study has been filed and can be viewed at www.SEDAR.com and on the Company website.

Prefeasibility Study Highlights
Net Present Value using a 5% discount (“NPV5”)	US$ 2.8 Billion
Internal Rate of Return (“IRR”)	11.5%
Proven + Probable Gold Reserves	19.3 Million Ounces
Proven + Probable Copper Reserves	4.6 Billion Pounds
Average Annual Gold Production	696,000 Ounces
Average Annual Copper Production	244 Million Pounds
Mine Life	19 Years

Exeter Chairman Yale Simpson stated: “We are very pleased to have completed such a high quality study within a relatively short timeframe. The study benefited markedly by us having an excellent engineering team capable of recognizing early in the study process that the inclusion of in-pit crushing and conveying (“IPCC”) systems could provide significant reductions in both capital and operating costs.

“In implementing IPCC in the PFS, Exeter is following the lead of several copper operations in Chile and Peru which are utilizing or developing high tonnage IPCC systems for the movement of waste rock. These include the Collahuasi, Escondida and Chuquicamata mines. Exeter has relied on the experience of Sandvik Mining and Construction, one of the leaders in IPCC technology to design a suitable system for Caspiche. Sandvik recently installed two 8,000 tonnes per hour systems in Boliden’s Atik mine and two 10,000 tonnes per hour units in Vale’s Carajas mine in Brazil.

“With the PFS to hand we will now proceed with a  stand-alone heap leach project feasibility study, hydrological mapping and geotechnical evaluations, an Environmental Impact Study submission, and metallurgical and process optimization studies. The Company treasury is more than adequate for the continued advancement of the project.”

The Prefeasibility Study (“PFS”), completed by Aker Solutions (now Jacobs Engineering), evaluated three mining and processing options for the Caspiche deposit. All options included an open pit to mine the near surface heap leachable ore. The preferred development option is an open pit operation processing 150,000 tonnes per day of sulphide ore and a heap leach operation at an initial design production rate of 72,000 tonnes per day. The PFS envisages that the heap leach operation will start before the main concentrator with the leachable ore being removed as part of the pre-stripping operation.

Total proven and probable ore reserves, generated from an updated resource estimate for the Super Pit are 1.091 billion tonnes containing 19.3 million ounces gold, 4.62 billion pounds copper, 41.5 million ounces silver. A key component of the PFS is the inclusion of high tonnage IPCC systems for the movement of waste rock. This achieves greater efficiencies in the movement of the pit overburden, not only to address rising operating costs for mining waste, but also the capital and operating costs involved in the construction of tailings dam walls using conventional methods.

Highlights of the PFS:
The early implementation of IPCC allowed the open pit development to be tailored to the needs of the system and has resulted in significant reduction in projected mining costs. NCL, Exeter’s mining consultants, estimated that the cost saving per tonne of total material moved by using the IPCC system instead of a large truck fleet is in the order of $US 0.25 /tonne or approximately $US 0.80 /tonne ore mined. In addition to the operational savings, Exeter estimates an initial and sustainable capital saving of approximately $US 1 billion by building the tailings dam wall largely from a conveyor-stacker system rather than using conventional truck haulage for material movement. The waste dump would form the backbone of an engineered tailings dam face and provide a significant margin of safety in the event of an earthquake or other event.

PFS Reserves and Mine Schedule:
NI 43-101 compliant Proven and Probable Mineral Reserves2 and key mining and metals content parameters for the selected option are as follows:

Reserves2	Proven and Probable (Mt)2	Gold g/t	Silver g/t	Copper %
Oxide Ore	124	0.38	1.62	<0.01
Leachable Sulphide Ore (MacNeill)	78	0.51	1.05	0.07
Sulphide Ore	889	0.58	1.13	0.24

Contained Metal
Copper Million tonnes	Gold Million ounces	Silver Million ounces	Gold Equivalent Million ounces3
2.1	19.3	41.5	30.1

Mine Schedule
Mine Life	19 Years
Heap Leach Process (Y1 - 5)	72,000 tonnes per day
Heap Leach Process (Y6 - 10)	33,000 tonnes per day
Concentrator Feed	150,000 tonnes per day
Average Open Pit Movement	655,000 tonnes per day
Maximum Open Pit Movement	909,000 tonnes per day

The mine reserves were generated from a new resource statement which was prepared by Amec (August 2011) and which incorporated the 2010 drill campaign. The drill campaign was designed to upgrade the ore body classification and place the maximum amount of the resource into Measured and Indicated categories. The resource detailed on the Company website and supporting NI 43-101 technical report is inclusive of the above reserves.

PFS Financial Analysis:
The pre-tax net present value (“NPV”), project revenue, IRR and Capex for the Super Pit option including royalties payable to third parties are as follows:

Item	Value
CAPEX	US$ 4.8 Billion
Revenue	US$ 27.4 Billion
NPV5%	US$ 2.8 Billion
IRR	11.5%

The following metals prices were used to calculate the economic evaluation:

Gold:	1,430 US$/ounce Years 1 - 4 (heap leach operation and first 2 years of concentrator only) 1,200 US$/ounce remaining mine life

Copper:	2.75 US$/pound mine life

Silver:	31.20 US$/ounce Years 1 - 4 22.50 US$/ounce remaining mine life

Metal prices were derived as follows:

Gold and Silver	London Metal Exchange: 12 month rolling average price Sept 2010 to Aug 2011 for first 4 years operation, thereafter analyst consensus

Copper:	Recommended long term price generated as part of market study commissioned

Super Pit:
The sulphide ore body would be processed through a conventional concentrator plant. The copper concentrate produced would be treated in an offsite roaster to ensure that its arsenic content is below 0.2%. Roaster technology was selected after Aker Solutions completed a technical / economic evaluation between roaster and pressure oxidation (POX) options for arsenic treatment. Additional gold recovery would be achieved by leaching the flotation scavenger tailings.

Ore Treatment Methods used for the PFS:
The ore processing routes selected were based on extensive metallurgical testing of samples considered to be representative of the main Caspiche ore types.

The oxide ore and some low-copper sulphide oreA are treated in a conventional valley-fill heap leach operation, involving two stage crushing of as-mined ore, leaching of crushed ore (after placing it on impermeable plastic liners), the collection of the leach solution in lined ponds and lastly, the recovery of the gold and some silver in an activated carbon recovery circuit (ADR Circuit)B. Following the recovery of the gold the solutions are recirculated.

Sulphide ore follows conventional porphyry copper flotation practice.  Sulphide ore is crushed and milled to a relatively coarse size to then pass through a flotation circuitC where the first gold-rich copper “rougher concentrate” is separated. This concentrate is milled to a much finer size to then pass through three further flotation stagesD to raise the copper grade to commercial copper concentrate levels.

The concentrate is treated via reductive roasting to reduce the arsenic content to levels acceptable to copper smelters. The arsenic is collected and treated to form a stable, safe, arsenic compound called scorodite which will be permanently stored in a lined impoundment.

During the treatment steps used to upgrade the copper concentrate, part of the first rougher concentrate which has been separated contains a significant amount of gold and a small quantity of copper. A separate flotation circuitE recovers most of these values in a “scavenger concentrate” which is then treated in a carbon-in-leach (CIL) plant. Gold and silver are recovered from the activated carbon in a second ADR circuit. Cyanide and a small quantity of copper are recovered from solution by a combination of precipitation and pH adjustment in a SARTF circuit.

Tailings from the main flotation circuit are thickened and placed in a tailings storage facility formed by the waste rock placed by the IPCC system. Tailings from the CIL circuit are placed in a separate and smaller, plastic-lined tailings storage facility close to the concentrator.

A:	Most low-copper sulphide ore to be heap leached originates from a separate zone called the MacNeill Zone.
B:	Activated carbon loaded with precious metals liberates the metals in an Adsorption-Desorption-Recovery circuit (ADR).
C:	“Rougher” circuit is the term conventionally applied to the first flotation separation from milled ore.
D:	“Cleaner” circuits or stages are those stages used to upgrade a “rougher” concentrate.
E:	“Scavenger” is conventionally used to describe flotation circuits that recover residual values from the main “rougher” or “cleaner”flotation circuits. In this case, the circuit is a “cleaner-scavenger”.
F:	SART is the commonly used technical description and stands for sulphidization, acidification recycling and thickening.

Life of Mine Production Statistics:

Ore Production (000's of tonnes)	1,091,000
Total Material Moved (000's of tonnes)	4,486,000
Strip Ratio	3.11
Gold Production (M oz.)	13.23
Copper Production (M lbs.)	4,149

 Capital Cost Estimate (rounded to nearest US$ million)

DESCRIPTION	TOTAL (US$ M)
Mine Area	945
Heap leach Process Area	104
Concentrator Process Area (includes arsenic roasting of US$217 M)	1,322
Infrastructure including Power & Water supply	420
General & Indirect Cost	1,181
Contingency	827
Total	4,800

Aker Solutions completed a series of benchmarking studies on project Capex as a relation to installed plant throughput which confirmed that the selected option was in the upper quartile of Capex costs for similar recent projects.

Mine and Process Costs:

AREA	UNIT	COST
		Super Pit
TOTAL SULPHIDES COST	US$/t ore	10.40
Mine	US$/t ore	4.90
Concentrator Process Cost	US$/t ore	4.40
Concentrator
Crushing	US$/t ore	0.10
Grinding	US$/t ore	2.40
Flotation	US$/t ore	0.50
Concentrate handling	US$/t ore	0.10
Tailings handling	US$/t ore	0.20
Cleaner-scavenger tailings treatment	US$/t ore	0.20
Roasting plant	US$/t ore	0.20
Arsenic treatment and disposal	US$/t ore	0.40
Water supply (assumes fresh water supply)	US$/t ore	0.30
G & A	US$/t ore	0.60
Contingency	US$/t ore	0.50
TOTAL HEAP LEACH COST	US$/t ore	0.68
Process Cost	US$/t ore	0.58
Heap Leach G&A	US$/t ore	0.06
Contingencies	US$/t ore	0.04

The tables below outline key sensitivities for the pre-tax NPV and IRR for the Super Pit.

Gold Price (Copper and Silver Price fixed) US$ / oz	$1,100	$1,300	$1,500
IRR	8.7%	12.0%	15.2%
NPV @ 0% (US$ millions)	5,731	8,247	10,764
NPV @ 5% (US$ millions)	1,617	3,196	4,775
NPV @ 7.5% (US$ millions)	429	1,715	3,002
Payback – from start-up of operations	11.1	9.7	8.4

Copper Price (Gold and Silver Price Fixed) US$ / lb.	$ 2.25	$ 2.75	$ 3.25
IRR	9.1%	11.5%	13.7%
NPV @ 0% (US$ millions)	5,507	7,447	9,387
NPV @ 5% (US$ millions)	1,658	2,800	3,943
NPV @ 7.5% (US$ millions)	536	1,438	2,340
Payback – from start-up of operations	10.8	9.9	9.0

Gold Overall Recovery - Percent of Baseline*
	90%	100%	110%
IRR	9.3%	11.5%	13.6%
NPV @ 5% (US$ millions)	1,813	2,800	3,786

Copper Overall Recovery - Percent of Baseline*
	90%	100%	110%
IRR	10.2%	11.5%	12.7%
NPV @ 5% (US$ millions)	2,171	2,800	3,428

*metallurgical optimization is still in-process and if it is achieved would positively affect the IRR as shown in the selected cases
Capital Cost - Percent of Baseline
	90%	100%	110%
IRR	13.3%	11.5%	9.9%
NPV @ 5% (US$ millions)	3,319	2,800	2,281

Operations Cost - Percent of Baseline
	90%	100%	110%
IRR	13.3%	11.5%	9.6%
NPV @ 5% (US$ millions)	3,654	2,800	1,945

Project Base-Case Assumptions and Parameters in the Pre-feasibility Study

Selected Input Cost Values – US$
Electrical Power	Per kW-hr	$0.12
Diesel	Per litre	$0.70

Carlos Guzman, John Wells, Graham Holmes, Alex Duggan, Louis Nguyen and David Coupland, all “qualified persons” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, have supervised the preparation of the technical information contained in this news release.

Caspiche Project Development:
Heap Leach Project Feasibility Study
The Company is in discussions with selected engineering groups to advance the heap leach component of the Caspiche project to feasibility study level, to begin in Q2-2012. The heap leach operation would be developed largely as described in the heap leach prefeasibility study NI 43-101 compliant report dated June 8, 2011. The new heap leach study will be considered as the first phase of the overall development of Caspiche.

Process facilities and infrastructure for the heap leach operation would be sited to take into consideration the total oxide-sulphide project requirements. The heap leach feasibility study is expected to be completed Q4-2012.

Schlumberger Water Services and Knight Pièsold have been retained to develop initial hydrological mapping and geotechnical evaluations of the project for the heap leach feasibility study. These studies are due to be completed in Q2-2012. In addition the Company is working with environmental consultants, Arcadis, to complete baseline studies to support an Environmental Impact Study submission to the Chilean authorities in Q2-2012.

Metallurgical and Process Optimization Studies
In parallel with the heap leach studies, the Company continues to perform metallurgical and physical characterization testwork on the main ore sulphide body. The test programs are designed to examine potential metals recovery improvements, reinforce test results already received and to further develop understanding in such issues as long term acid rock drainage characteristics of the Caspiche waste. This work includes the following:

●	Optimization of flotation plant parameters and conditions.
●	Investigation of alternative processing of cleaner scavenger tails to enhance metal recoveries and reduce costs.
●	Optimization of the crushing and grinding circuits.

The results from this work will be combined with data from the heap leach feasibility study to generate an updated full project PFS for a scheduled release in Q4-2012.

1 Gold Equivalent was calculated by simple mathematical proportion. Gold, silver and copper revenues were calculated using production multiplied by relevant metal price used in the study, these values were totalled and the total revenue was divided by the gold price used in the study. This was repeated for each year of operation and then averaged over the life of project.

2                                           Caspiche Super Pit Case - Mineral Reserves (C. Guzman, Chilean Mining Codes.  October, 2011)

Option	Super Pit
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	62	0.42	1.71	4	0.46	0.08	0.70	321	0.62	0.26	1.10	7.3	0.8	14.8
Probable	62	0.33	1.52	74	0.51	0.07	1.08	568	0.55	0.23	1.15	11.9	1.3	26.6
Total	124	0.38	1.62	78	0.51	0.07	1.05	889	0.58	0.24	1.13	19.3	2.1	41.5

Mineral Reserves are defined within a mine plan with pit phase designs guided by Lerchs-Grossman (LG) pit. The LG shell generation was performed on Measured and Indicated resources only, using a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.50 US$/lb, a base mining cost of 1.00 US$/t with incremental of 0.025 US$/t per 15 m bench below the pit exit and 0.015 US$/t per 15 m bench above the pit exit. Processing and treatment costs used were 3.40 US$/t of ore plus 6 US$/oz of gold and 0.40 US$/oz of silver for oxides, 5.31 US$/t plus 6 US$/oz of gold and 0.4 US$/oz of silver for MacNeill and 7.04 US$/t plus 6.00 US$/oz of gold and 0.40 US$/oz of silver for sulphides. Applicable Net Smelter Royalties were applied. Metallurgical recoveries for oxides were 78 % for gold and 34 % for silver. Metallurgical recoveries for MacNeill were 55 % for gold in the upper layers and 30 % in the lower layers and 20 % for silver. Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery for sulphides was a function of the head grade.

●	Sulphide and oxide ore reserves are reported at 0.00 US$/t profit.
●	Leachable MacNeill ore reserves are reported at 0.49 US$/t profit after cost of rehandle.
●	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
●	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
●	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces.
●	The life of mine strip ratio is 3.11.

3 Eq Au [Moz] =  Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has completed pre-feasibility studies that demonstrate the potential for commercializing this world class discovery. The Company has cash reserves of CDN$ 70 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of mineral reserve and resources estimates, potential for financing its activities, potential production from and viability of its properties, availability of water, power, surface rights and other resources, permitting submission and timing and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, price and availability of capital equipment, price of various other inputs such as fuel, electricity and other reagents, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2010 dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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